UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-40412

VICINITY MOTOR CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

3168, 262nd Street

Aldergrove, British Columbia, Canada V4W 2Z6

Telephone: (604) 607-4000

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-258876).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Unaudited Condensed Consolidated Interim Financial Statements of the Registrant for the three months ended March 31, 2022
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registrant for the three months ended March 31, 2022
99.3	Vicinity Motor Corp. - Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Vicinity Motor Corp. - Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)
99.5	Press Release of Vicinity Motor Corp., dated May 16, 2022, titled “Vicinity Motor Corp. Reports First Quarter 2022 Financial Results”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vicinity Motor Corp.

Date: May 16, 2022	By:	/s/ Danial Buckle
		Name:	Danial Buckle
		Title:	Chief Financial Officer